SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2013
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

CSN POSTS RECORD STEEL REVENUE AND SALES VOLUME IN 1H13

São Paulo, August 6, 2013

Companhia Siderúrgica Nacional (CSN) (BM&FBOVESPA: CSNA3) (NYSE: SID) announces today its results for the second quarter of 2013 (2Q13). its consolidated financial statements are presented in Brazilian Reais and in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and with Brazilian accounting practices, which are fully convergent with international accounting norms, issued by the Accounting Pronouncements Committee (CPC) and approved by the Brazilian Securities and Exchange Commission (CVM), pursuant to CVM Instruction 485 of September 1, 2010. All comments presented herein refer to the Company’s consolidated results and comparisons refer to the first quarter of 2013 (1Q13) and second quarter of 2012 (2Q12), unless otherwise stated. The Real/U.S. Dollar exchange rate on June 28, 2013 was R$2.216.

•         CSN posted record sales of 3.1 million tonnes of steel in 1H13, 15% up year-on-year, with an emphasis on the domestic market, which absorbed 2.4 million tonnes. Second-quarter sales came to 1.6 million tonnes;

•         Net revenue from steel totaled R$6.1 billion in 1H13, 21% higher than in 1H12 and the Company’s best ever first-half performance, and R$3.1 billion in the second quarter, 7% more than in 1Q13 and also a new record;

•         Iron ore sales amounted to 6.0 million tonnes in 2Q13, a 45% improvement over 1Q13;

•         Consolidated gross profit came to R$1.0 billion in 2Q13, 32% up on the previous three months;

•         Adjusted EBITDA of R$1.1 billion in 2Q13 was 21% higher than in 1Q13;

•         Mining and steel EBITDA recorded respective quarter-on-quarter growth of 22% and 17% in 2Q13;

•         The EBITDA margin stood at 24% in the second quarter, a 2 p.p. improvement over 1Q13;

•         CSN closed the first half with cash and cash equivalents of R$15.1 billion according to the proportional consolidation criterion.

Executive Summary

Highlights	2Q12	1Q13	2Q13	2Q13 x 1Q13 (Change)	2Q13 x 2Q12 (Change)
Consolidated Net Revenue (R$ MM)	3,568	3,642	4,060	11%	14%
Consolidated Gross Profit (R$ MM)	881	790	1,040	32%	18%
Adjusted EBITDA (R$ MM)	1,120	902	1,095	21%	-2%
Total Sales (thousand t)
- Steel	1,412	1,550	1,587	2%	12%
- Domestic Market	74%	77%	77%	0 p.p.	3 p.p.
- Overseas Subsidiaries	23%	21%	20%	-1 p.p.	-3 p.p.
- Export	3%	2%	3%	1 p.p.	0 p.p.
- Iron Ore	6,099	4,148	6,033	45%	-1%
- Domestic Market	3%	0%	1%	1 p.p.	-2 p.p.
- Export	97%	100%	99%	-1 p.p.	2 p.p.
Adjusted Net Debt (R$ MM)	15,605	16,199	16,853	4%	8%
Adjusted Cash Position	13,690	14,118	15,153	7%	11%
(1) Sales volumes include 100% of NAMISA sales

At the close of 2Q13 • BM&FBovespa (CSNA3): R$5.97/share • NYSE (SID): US$2.77/ADR (1 ADR = 1 share) • Total no. of shares = 1,457,970,108 • Market Cap: BM&FBovespa R$8.7 billion - NYSE US$4 billion	Investor Relations Team • IR Executive Officer: David Salama (11) 3049-7588 • IR Manager: Claudio Pontes - (11) 3049-7592 • Analyst: Leonardo Goes – (11) 3049-7593
invrel@csn.com.br

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Economic Scenario

The outlook for global economic activity is one of moderate growth. In June, the global manufacturing Purchasing Managers Index (PMI) moved up for the sixth consecutive month, reaching 50.6 points.

Despite the strengthening of private consumption in the United States and Japan, other factors, such as soaring unemployment, especially in Europe, the fiscal restrictions in certain of the mature economies and the Chinese slowdown are pointing to exceptionally modest economic growth in 2013. As a result, the central banks in the developed countries have kept interest rates at historically minimum levels, while expansionist monetary policies are prevailing in some of the developing nations.

The IMF expects global GDP growth of 3.1% in 2013, very close to the 2012 figure.

USA

U.S. GDP grew by an annualized 1.7% in 2Q13 versus 1.8% recorded in 1Q13, chiefly due to household consumption. The FED is predicting growth of between 2.3% and 2.8% for the year as a whole.  According to the institution, industrial production grew by 0.3% in June, with capacity utilization of 77.8%. Manufacturing PMI stood at 50.9 points, versus 49.0 points in May.

Europe

Eurozone GDP recorded its sixth consecutive quarterly decline in 1Q13, falling by 0.2% over 4Q12. Germany, the region’s biggest economy, posted growth of only 0.1% in the quarter, while France dipped by 0.2%. The European Central Bank expects shrinkage of 0.6% in 2013.

Eurozone unemployment averaged 12.2% in May, equivalent to 19.3 million people out of work, in line with the previous month figure. Greece and Spain continued to record the highest rates, around 27%, versus only 5.3% in Germany.

On the other hand, manufacturing PMI reached 48.8 points in June, the highest figure for 16 months.

UK GDP edged up by 0.6% over 1Q13, while annualized inflation increased from 2.7% in May to 2.9% in June. The Bank of England is predicting annual inflation of more than 3%, which should jeopardize consumer spending, with consequent negative pressure on economic growth.

Asia

In China, certain indicators are pointing to a slowdown in economic activity. According to the National Bureau of Statistics of China, 2Q13 GDP grew by 7.5%, versus 7.7% in 1Q13 and 7.9% in 4Q12.

Manufacturing PMI actually recorded a decline in 2Q13, falling from 51.6 points in March to 48.2 points in June.

On the other hand, Japan posted annualized growth of 4.1% in the first quarter, fueled by private consumption and exports, benefiting from the yen devaluation policy. In April, industrial production moved up by 0.9%, while retail sales increased by 0.6%. Manufacturing PMI stood at 52.3 points in June, above the 51.5 points recorded in May, the fourth consecutive monthly upturn and the best result in 28 months.

Brazil

First-quarter GDP grew by 0.6%, reflecting agricultural growth of 9.7%, the 4.6% upturn in gross fixed capital formation and the 0.1% increase in household consumption. In the 12 months through March 2013, GDP grew by 1.2% over the same period last year. The Central Bank’s FOCUS report expects annual GDP growth of 2.24%.

Industrial output in May fell by 2.0% over April, but still moved up 1.7% year-on-year in the first five months.

Inflation measured by the IPCA consumer price index recorded 0.26% in June 2013, giving 6.70% in the last 12 months, above the target ceiling defined by the Monetary Policy Committee (COPOM). As a result, the COPOM raised the Selic base rate for the third consecutive time at its last meeting in July, this time to 8.50% p.a.

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On the foreign exchange front, the real depreciated by 10% against the U.S. dollar in 2Q13, closing June at R$2.22/US$, while foreign reserves totaled US$371 billion.

Macroeconomic Projections

	2013	2014
IPCA (%)	5.75	5.87
Commercial dollar (final – R$)	2.25	2.30
SELIC (final - %)	9.25	9.25
GDP (%)	2.24	2.60
Industrial Production (%)	2.00	3.00
Source: FOCUS BACEN	Base: August 02, 2013

Adoption of IFRS 10/11

As of January 1, 2013, the Company adopted IFRS 10 – Consolidated Financial Statements, corresponding to CPC 36 (R3) – Demonstrações Financeiras Consolidadas, approved by the CVM in December 2012, and IFRS 11 – Joint Arrangements, corresponding to CPC 19 (R2) - Negócios em Conjunto, approved by the CVM in November 2012. As a result, given that the proportional consolidation method is no longer permitted, the Company has ceased to consolidate its jointly-owned subsidiaries Namisa, MRS Logística and CBSI, and now accounts for them under the equity method. The main impacts are on net revenue, cost of goods sold, gross profit, financial result, equity result and net income. For comparability purposes, the consolidated financial statements for the first half of 2012 were reclassified to reflect this alteration.

Net Revenue

CSN recorded consolidated net revenue of R$4,060 million in 2Q13, 11% up on the R$3,642 million recorded in 1Q13, mainly due to increased revenue from the mining and steel segments.

Cost of Goods Sold (COGS)

In 2Q13, consolidated COGS came to R$3,020 million, 6% more than the R$2,852 million posted in the previous quarter, chiefly due to higher sales in the mining and steel segments.

Selling, General, Administrative and Other Operating Expenses

Consolidated SG&A expenses totaled R$380 million in 2Q13, 22% up on the R$311 million registered in 1Q13, essentially due to higher expenses from freight, third-party services and personnel.

CSN recorded a net expense of R$145 million in the “Other Operating Expenses” line in 2Q13, R$50 million up on 1Q13, basically due to the completion of provisions for contingencies.

EBITDA

The Company uses Adjusted EBITDA to measure the performance of its various segments and their operating cash flow generation capacity. It comprises net income before the net financial result, income and social contribution taxes, depreciation and amortization, equity income and other operating revenue (expenses). However, although it is used to measure segment results, EBITDA is not a measure recognized by Brazilian accounting practices or International Financial Reporting Standards (IFRS), has no standard definition and therefore should not be compared to similar indicators adopted by other companies.

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Adjusted EBITDA and the adjusted EBITDA margin consider the Company’s proportional interest in Namisa, MRS Logística and CBSI and is on a comparable basis with the amounts published in 2012.

Consolidated adjusted EBITDA totaled R$1,095 million in 2Q13, 21% up on the R$902 million recorded in 1Q13, primarily due to the contributions of the steel, mining and logistics segments.

The consolidated adjusted EBITDA margin stood at 24% in the second quarter, 2 p.p. more than in 1Q13.

Financial Result and Net Debt

The 2Q13 net financial result was negative by R$458 million, chiefly due to the following factors:

✓     Interest on loans and financing totaling R$546 million;

✓     Expenses of R$17 million with the monetary restatement of tax payment installments;

✓     Other financial expenses totaling R$18 million.

These negative effects were partially offset by consolidated financial revenue of R$60 million and monetary and foreign exchange variations of R$63 million, including the result of derivative operations.

Gross debt, net debt and the net debt/EBITDA ratio presented below reflect the Company’s proportional interest in Namisa, MRS Logística and CBSI and are on a comparable basis with the amounts published in 2012.

On June 30, 2013, consolidated net debt stood at R$16.9 billion, R$0.7 billion more than the R$16.2 billion recorded on March 31, 2013, essentially due to the following factors:

✓    Interest on equity payments totaling R$0.4 billion;

✓    Investments of R$0.6 billion in fixed assets;

✓    A R$0.5 billion effect related to the cost of debt;

✓    A R$0.3 billion increase in working capital.

These effects were partially offset by adjusted EBITDA of R$1.1 billion.

The net debt/EBITDA ratio closed the second quarter at 3.92x, based on LTM adjusted EBITDA.

Equity Result

Consolidated equity result totaled R$283 million, R$266 million more than in 1Q13, basically due to the improved result of the jointly-owned subsidiary Namisa.

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Net Income

CSN posted consolidated net income of R$502 million in 2Q13, R$486 million up on 1Q13, mainly due to the increase in gross profit, fueled by period equity result and the financial result.

Capex

Investments reflect the Company’s proportional interest in Namisa, MRS Logística and CBSI and are on a comparable basis with the amounts published in 2012.

CSN invested R$606 million in 2Q13, R$344 million of which in the parent company, mostly in the following projects:

✓      Casa de Pedra mine and Itaguaí Port: R$135 million;

✓      Construction of the long steel plant: R$109 million.

The remaining R$262 million went to subsidiaries and joint subsidiaries, as follows:

✓     Transnordestina Logística: R$125 million;

✓      MRS: R$73 million;

✓     Tecon: R$29 million.

Working Capital

Working capital closed 2Q13 at R$1,942 million, R$276 million up on the R$1,666 million recorded at the end of 1Q13, chiefly due to the increase in accounts receivable and the reduction in the suppliers line, partially offset by lower inventories.

In comparison with the end of 1H12, working capital fell by R$372 million, due to improved payment management and the reduction in inventories, partially offset by the upturn in accounts receivable. The average inventory turnover period fell by 19 days, while the average supplier payment period increased by four days, reducing the cash conversion cycle by 23 days.

WORKING CAPITAL (R$ MM)	2Q12	1Q13	2Q13	Change 2Q13 x 1Q13	Change 2Q13 x 2Q12
Assets	4,009	4,100	3,983	(117)	(26)
Accounts Receivable	1,484	1,506	1,669	163	185
Inventory (*)	2,520	2,583	2,289	(294)	(231)
Advances to Taxes	5	12	25	13	20
Liabilities	1,695	2,435	2,041	(394)	346
Suppliers	1,229	1,881	1,547	(334)	318
Salaries and Social Contribution	189	192	205	13	16
Taxes Payable	250	332	253	(79)	3
Advances from Clients	27	30	36	6	9
Working Capital	2,314	1,666	1,942	276	(372)

TURNOVER RATIO Average Periods	2Q12	1Q13	2Q13	Change 2Q13 x 1Q13	Change 2Q13 x 2Q12
Receivables	32	30	32	2	0
Supplier Payment	44	59	48	(11)	4
Inventory Turnover	90	82	71	(11)	(19)
Cash Conversion Cycle	78	53	55	2	(23)
(*) Inventory - includes "Advances to Suppliers" and does not include "Supplies".

Results by Segment

The Company maintains integrated operations in five business segments: steel, mining, logistics, cement and energy.  The main assets and/or companies comprising each segment are presented below:

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Steel	Mining	Logistics	Cement	Energy

Pres. Vargas Steel Mill	Casa de Pedra	Railways:	Volta Redonda	CSN Energia
Porto Real	Namisa (60%)	- MRS	Arcos	Itasa
Paraná	Tecar	- Transnordestina
LLC	ERSA	Port:
Lusosider		- Sepetiba Tecon
Prada (Distribution and
Packaging)
Metalic
SWT

The information on CSN’s five business segments is derived from the accounting data, together with allocations and the apportionment of costs among the segments.

Results by segment reflect the Company’s proportional interest in Namisa, MRS Logística and CBSI and are on a comparable basis with the amounts published in 2012.

Net Revenue by Segment (R$ million)

Adjusted EBITDA by Segment (R$ million)

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R$ million								2Q13
Consolidated Results	Steel	Mining	Logistics (Port)	Logistics (Railways)	Energy	Cement	Corporate/ Eliminations	Consolidated
Net Revenue	3,147	984	43	263	53	105	(535)	4,060
Domestic Market	2,488	68	43	263	53	105	(238)	2,782
Foreign Market	659	916	-	-	-	-	(297)	1,278
Cost of Goods Sold	(2,527)	(601)	(22)	(178)	(34)	(70)	411	(3,020)
Gross Profit	620	383	21	85	20	35	(124)	1,040
Selling, General and Administrative Expenses	(180)	(37)	(5)	(24)	(5)	(19)	(110)	(380)
Depreciation	179	53	2	36	4	8	(18)	264
Proportional EBITDA of Jointly Controlled Companies							171	171
Adjusted EBITDA	619	398	18	97	19	24	(80)	1,095

R$ million								1Q13
Consolidated Results	Steel	Mining	Logistics (Port)	Logistics (Railways)	Energy	Cement	Corporate/ Eliminations	Consolidated
Net Revenue	2,947	747	39	225	47	98	(461)	3,642
Domestic Market	2,313	87	39	225	47	98	(218)	2,592
Foreign Market	634	659	-	-	-	-	(243)	1,050
Cost of Goods Sold	(2,456)	(454)	(21)	(171)	(41)	(67)	358	(2,852)
Gross Profit	492	293	19	55	6	30	(103)	790
Selling, General and Administrative Expenses	(158)	(17)	(6)	(22)	(5)	(14)	(89)	(311)
Depreciation	194	51	2	31	4	7	(2)	287
Proportional EBITDA of Jointly Controlled Companies							135	135
Adjusted EBITDA	528	326	15	63	5	24	(59)	902

Steel

Scenario

According to the World Steel Association (WSA), global crude steel production totaled 790 million tonnes in 1H13, 2% higher than in 1H12, with China being responsible for 389 million tonnes, 8% up in the same period.

Global capacity use reached 79% in June 2013, remaining flat over the previous month. In this scenario, the WSA expects global apparent steel consumption of 1.45 billion tonnes in 2013, 2.9% more than the year before, with China accounting for 669 million tonnes, 3.5% more than in 2012.

According to the Brazilian Steel Institute (IABr), domestic crude steel production came to 17.0 million tonnes in 1H13, 2% down year-on-year, while rolled flat output totaled 7.4 million tonnes, remaining stable.

Apparent domestic flat steel consumption amounted to 6.8 million tonnes in the first half, with no change over 1H12. In the same period, domestic sales of 6.0 million tonnes moved up by 5%, while imports of 0.8 million tonnes fell by a substantial 28%. On the other hand, exports climbed by 17% to 1.0 million tonnes.

The IABr expects Brazilian crude steel production to increase by 5.8% in 2013 to 36.5 million tonnes, accompanied by domestic sales growth of 7.6% to 23.3 million tonnes and a 4.2% upturn in apparent consumption to 26.2 million tonnes.

Automotive

According to ANFAVEA (the Auto Manufacturers’ Association), vehicle production totaled 1.9 million units in 1H13, 18% up on 1H12, with sales of 1.8 million units, up by 5%.

FENABRAVE (the Vehicle Distributors’ Association) expects car and light commercial vehicle sales to increase by 2.6% in 2013, representing record sales of 3.7 million units, while ANFAVEA estimates growth of up to 4.5% in vehicle production and domestic sales.

Construction

According to ABRAMAT (the Construction Material Manufacturers’ Association), sales of building materials increased by 4.4% in 2013 through May over the same period last year.

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ABRAMAT estimates annual sales growth of 4.5%, although the results in the coming months will depend on public policy measures, given the slowdown of the real estate market.

Home Appliances

According to the IBGE (Brazilian Institute of Geography and Statistics), white goods production fell by 9.7% in May and 1.65% in the first five months over the same periods last year.

The government recently announced an alteration in the schedule and recomposition of the IPI tax on home appliances and furniture. The reduction, in place since the end of 2011, should be gradually removed by September, but not entirely.

Eletros (the Home Appliance and Consumer Electronics Manufacturers’ Association) expects home appliance sales to move up by 9% in 2013. According to the association, the Minha Casa Melhor (My Better Home) program, which permits furniture and home appliance financing for beneficiaries of the Minha Casa, Minha Vida (My Home, My Life) program, could leverage appliance sales by up to eight million units.

Distribution

According to INDA (the Brazilian Steel Distributors’ Association), domestic flat steel sales by distributors totaled 2.1 million tonnes in the first half, 2% down on the first six months of last year.

In the same period, purchases by the associated network came to 2.3 million tonnes, 6.9% up year-on-year. Inventories closed June at around 1.1 million tonnes, 4% up on May, with a turnover of 3.2 months.

Sales Volume

CSN sold 1.6 million tonnes of steel in 2Q13, 2% more than in 1Q13 and in line with the all-time record posted in 3Q12. Of this total, 77% went to the domestic market, 20% were sold by overseas subsidiaries and 3% went to direct exports.

Domestic Sales Volume

Domestic sales totaled 1.2 million tonnes, 2% more than the 1Q13 figure.

Foreign Sales Volume

Foreign sales totaled 370,000 tonnes in 2Q13, 2% up on the previous quarter. Of this total, the overseas subsidiaries sold 324,000 tonnes, 192,000 of which by SWT. Direct exports came to 46,000 tonnes.

Prices

Average net revenue per tonne reached R$1,944 in 2Q13, 4% higher than the 1Q13 average of R$1,867.

Net Revenue

Net revenue from steel operations totaled R$3,147 million, 7% more than in 1Q13, chiefly due to the upturn prices and sales volume.

Cost of Goods Sold (COGS)

Steel segment COGS stood at R$2,527 million, 3% more than the previous quarter, basically due to higher sales volume.

Adjusted EBITDA

Adjusted steel segment EBITDA totaled R$619 million in 2Q13, 17% up on the previous three months, chiefly due to higher prices and sales volume, raising the adjusted EBITDA margin to 20%.

Production

The Presidente Vargas Steelworks (UPV) produced 1.2 million tonnes of crude steel in the second quarter, 10% more than in 1Q13, while slab purchases from third parties came to 165,000 tonnes and rolled steel output totaled 1.2 million tonnes, an 11% improvement over the previous three months.

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Production (in thousand t)	1Q13	2Q13	Change
			2Q13 x 1Q13
Crude Steel (P. Vargas Mill)	1,047	1,156	10%
Purchased Slabs from Third Parties	118	165	40%
Total Crude Steel	1,165	1,321	13%
Total Rolled Products	1,089	1,205	11%

Production Costs (Parent Company)

In 2Q13, the Presidente Vargas Steelworks’ total production costs came to R$1,722 million, R$51 million more than in 1Q13, chiefly due to increased output in the quarter.

Mining

Scenario

In 2Q13, the seaborne iron ore market was negatively impacted by the slowdown in Chinese construction and industrial activity. The level of steel output and high inventories pressured steel product prices, in turn affecting iron ore prices. In addition, tighter credit jeopardized the iron ore purchasing power of the Chinese steel mills at the end of the quarter. As a result, the Platts Fe62% CFR China index averaged US$125.95/dmt in the second quarter, 15% down on the previous three months.

The iron-ore quality premium hovered between US$1.77 and US$2.29/dmt per 1% of Fe content, while freight costs on the Tubarão/Qingdao route averaged US$17.84/wmt.

In 2Q13, Brazilian exports accounted for 24% of the seaborne market, totaling 75 million tonnes, 10% up on the previous quarter.

Iron Ore Sales

In 2Q13, iron ore sales totaled 6.0 million tonnes, 45% more than in 1Q13, virtually all of which was sold abroad. Of this total, 2.9 million tonnes were sold by Namisa1.

Considering CSN’s 60% interest in Namisa, consolidated iron ore sales came to 4.9 million tonnes, 49% up on 1Q13.

The Company’s own consumption stood at 1.5 million tonnes.

1 Sales volumes include 100% of the stake in NAMISA.

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Net Revenue

Net revenue from mining operations totaled R$984 million in 2Q13, 32% more than in 1Q13, chiefly due to the upturn in sales volume.

Cost of Goods Sold (COGS)

Mining COGS came to R$601 million in 2Q13, 32% up on 1Q13, also due to the increase in sales volume.

Adjusted EBITDA

Adjusted EBITDA totaled R$398 million in 2Q13, 22% more than the previous quarter, for the same reasons mentioned above, accompanied by an adjusted EBITDA margin of 40%.

Logistics

Scenario

Railway Logistics

According to the ANTF (National Rail Transport Association), rail cargo transport in Brazil has increased by 90% in the last 15 years, from 253 million tonnes in 1997 to 481 million tonnes in 2012, led by iron ore and coal, which climbed by 92%.

The ANTF expects rail cargo volume to move up by 15% to around 550 million tonnes by 2015.

Port Logistics

According to ANTAQ (National Waterway Transport Agency), Brazil’s port installations handled around 205 million tonnes gross in 1Q13, maintaining the same level as in 2012.

In 1Q13 bulk solids totaled 120 million tonnes, 1% more than in 1Q12, while container handling came to 1.9 million TEUs1, down by 1%.

1TEU (Twenty‐Foot Equivalent Unit) – transportation unit equivalent to a standard 20-feet intermodal container s

Analysis of Results

Railway Logistics

In 2Q13, net revenue from railway logistics totaled R$263 million, COGS stood at R$178 million and adjusted EBITDA R$97 million, with an adjusted EBITDA margin of 37%.

Port Logistics

In 2Q13, net revenue from port logistics came to R$43 million, COGS totaled R$22 million and adjusted EBITDA stood at R$18 million, accompanied by an adjusted EBITDA margin of 42%.

Cement

Scenario

Preliminary figures from SNIC (the Cement Industry Association) indicate domestic cement sales of 34 million tonnes in the first half, 1.6% up year-on-year. LTM sales through June 2013 totaled 69 million tonnes, 3.2% more than in the previous 12-month period.

Analysis of Results

In 2Q13, cement sales totaled 524,000 tonnes, net revenue came to R$105 million, COGS amounted to R$70 million and adjusted EBITDA stood at R$24 million, with an adjusted EBITDA margin of 23%.

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Energy

Scenario

According to the Energy Research Company (EPE), Brazilian electricity consumption grew by 2.7% in 2013 through May over the same period last year, led by the residential and commercial segments which recorded respective growth of 6.1% and 5.5%. Industrial consumption, however, fell by 0.9% in the same period.

Analysis of Results

In 2Q13, net revenue from the energy segment amounted to R$53 million, COGS totaled R$34 million and adjusted EBITDA came to R$19 million, accompanied by an adjusted EBITDA margin of 35%.

Capital Market

CSN’s shares depreciated by 32% in 2Q13, versus the Ibovespa’s 16% decline in the same period. On the NYSE, the Company’s ADRs fell by 38%, while the Dow Jones climbed by 2%.

Daily traded volume in CSN’s shares on the BM&FBovespa averaged R$57.0 million in 2Q13. On the NYSE, daily traded volume in CSN’s ADRs averaged US$21.7 million.

Capital Markets - CSNA3 / SID / IBOVESPA / DOW JONES

	1Q13	2Q13
N# of shares	1,457,970,108	1,457,970,108
Market Capitalization
Closing price (R$/share)	8.76	5.97
Closing price (US$/share)	4.48	2.77
Market Capitalization (R$ million)	12,779	8,704
Market Capitalization (US$ million)	6,532	4,039
Total return including dividends and interest on equity
CSNA3 (%)	-26%	-32%
SID (%)	-23%	-38%
Ibovespa	-8%	-16%
Dow Jones	11%	2%
Volume
Average daily (thousand shares)	5,526	7,842
Average daily (R$ Thousand)	59,109	57,039
Average daily (thousand ADRs)	5,175	6,089
Average daily (US$ Thousand)	27,592	21,687

Shareholder Payments

Throughout 2Q13, the Company paid interest on equity of R$453 million to its shareholders. On July 5, 2013, the Company  paid a further R$107 million in interest on equity, totaling R$560 million, as approved by the Board of Directors on March 28, 2013.

Subsequent Events

On August 6, 2013, the Board of Directors approved the payment of interest on equity and/or interim dividends to shareholders totaling R$300 million. This amount will be paid on a date to be defined by the Board of Directors and constitutes an anticipation of the minimum mandatory dividends for fiscal year 2013. Shareholders registered in the records of the depositary institution, Banco Itaú S.A on August 07, 2013 will be entitled to receive said payments.

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Webcast – 2Q13 Earnings Presentation

Conference Call in Portuguese with Simultaneous
Translation into English

Wednesday, August 07, 2013

11:00 a.m. –Brasília time

10:00 a.m. – EST

Phone: +1 516 3001066

Conference ID: CSN
Webcast: www.csn.com.br/ir

CSN is a highly integrated company, with steel, mining, cement, logistics and energy businesses. The Company operates throughout the entire steel production chain, from the mining of iron ore to the production and sale of a diversified range of high value-added steel products, including coated and galvanized, as well as tin plate. Thanks to its integrated production system and exemplary management, CSN’s production costs are among the lowest in the global steel sector. CSN recorded consolidated net revenue of R$16.9 billion in 2012.

The Company uses Adjusted EBITDA to measure the performance of its various segments and their operating cash flow capacity. It comprises net income before the net financial result, income and social contribution taxes, depreciation and amortization, equity income and other operating revenue (expenses). However, although it is used to measure segment results, EBITDA is not a measure recognized by Brazilian accounting practices or international financial reporting standards (IFRS), has no standard definition and therefore cannot be compared to similar indicators adopted by other companies.

Net debt as presented is used by CSN to measure the Company’s financial performance. However, net debt is not recognized as a measurement of financial performance according to the accounting practices adopted in Brazil, nor should it be considered in isolation, or as an alternative to net income or the financial result as an indicator of liquidity.

Certain of the statements contained herein are forward-looking statements, which express or imply results, performance or events that are expected in the future. These include future results that may be implied by historical results and the statements under ‘Outlook’. Actual results, performance or events may differ materially from those expressed or implied by the forward-looking statements as a result of several factors, such as the general and economic conditions in Brazil and other countries, interest rate and exchange rate levels, protectionist measures in the United States, Brazil and other countries, changes in laws and regulations and general competitive factors (on a global, regional or national basis).

12

INCOME STATEMENT
CONSOLIDATED – Corporate Law (thousand of reais)
	2Q12	1Q13	2Q13
Net Revenues	3,567,812	3,641,983	4,060,202
Domestic Market	2,270,298	2,591,981	2,782,854
Foreign Market	1,297,514	1,050,002	1,277,348
Cost of Goods Sold (COGS)	(2,686,708)	(2,851,577)	(3,020,222)
COGS, excluding depreciation	(2,431,624)	(2,570,522)	(2,762,871)
Depreciation allocated to COGS	(255,084)	(281,055)	(257,351)
Gross Profit	881,104	790,406	1,039,980
Gross Margin (%)	25%	22%	26%
Selling Expenses	(147,654)	(199,178)	(254,271)
General and Administrative Expenses	(120,286)	(105,477)	(119,607)
Depreciation allocated to SG&A	(5,567)	(6,181)	(5,957)
Other operation income (expense), net	(2,273,732)	(94,644)	(144,901)
Equity Result	372,096	16,695	282,585
Operational Income before Financial Results	(1,294,039)	401,621	797,829
Net Financial Results	(455,010)	(527,283)	(457,819)
Income before social contribution and income taxes	(1,749,049)	(125,662)	340,010
Income Tax and Social Contribution	700,608	141,978	161,876
Net Income	(1,048,441)	16,316	501,886

13

INCOME STATEMENT
PARENT COMPANY – Corporate Law (In thousand of R$ )
	2Q12	1Q13	2Q13
Net Revenues	2,556,448	2,853,215	3,288,085
Domestic Market	2,255,827	2,391,553	2,585,400
Foreign Market	300,621	461,662	702,685
Cost of Goods Sold (COGS)	(1,944,371)	(2,205,276)	(2,416,470)
COGS, excluding depreciation	(1,722,998)	(1,979,086)	(2,197,352)
Depreciation allocated to COGS	(221,373)	(226,190)	(219,118)
Gross Profit	612,077	647,939	871,615
Gross Margin (%)	24%	23%	27%
Selling Expenses	(77,533)	(107,649)	(128,524)
General and Administrative Expenses	(88,228)	(74,107)	(84,962)
Depreciation allocated to SG&A	(3,514)	(3,640)	(3,735)
Other operation income (expense), net	(1,434,635)	(75,009)	(142,467)
Equity Result	319,555	(112,473)	1,054,909
Operational Income before Financial Results	(672,278)	275,061	1,566,836
Net Financial Results	(1,174,465)	(465,239)	(1,314,739)
Income before social contribution and income taxes	(1,846,743)	(190,178)	252,097
Income Tax and Social Contribution	814,383	217,504	242,372
Net Income	(1,032,360)	27,326	494,469

14

BALANCE SHEET
Corporate Law – In Thousand of R$
	Consolidated		Parent Company
	03/31/2013	06/30/2013	03/31/2013	06/30/2013
Current Assets	18,120,456	18,788,336	8,005,202	7,164,657
Cash and Cash Equivalents	11,332,139	12,272,870	2,568,908	2,093,809
Trade Accounts Receivable	2,514,625	2,467,511	2,169,665	1,951,403
Inventory	3,386,368	3,321,737	2,703,999	2,605,735
Other Current Assets	887,324	726,218	562,630	513,710
Non-Current Assets	34,591,573	35,428,409	38,704,379	40,334,393
Long-Term Assets	4,234,557	4,785,733	3,987,156	4,456,867
Investments	10,588,232	10,362,962	22,842,004	23,834,038
Property, Plant and Equipment	18,890,009	19,352,531	11,856,487	12,017,632
Intangible	878,775	927,183	18,732	25,856
TOTAL ASSETS	52,712,029	54,216,745	46,709,581	47,499,050
Current Liabilities	7,039,603	6,720,191	7,151,562	6,884,745
Payroll and Related Taxes	191,818	204,729	127,325	149,882
Suppliers	1,827,730	1,704,287	1,280,802	1,156,494
Taxes Payable	332,130	254,382	169,594	101,146
Loans and Financing	2,665,999	2,934,549	3,675,018	3,823,864
Others	1,697,039	1,302,118	1,634,552	1,395,433
Provision for Tax, Social Security, Labor and Civil Risks	324,887	320,126	264,271	257,926
Non-Current Liabilities	37,501,229	39,093,933	31,771,779	32,606,039
Loans, Financing and Debentures	26,784,462	28,241,141	20,593,354	21,090,292
Deferred Income Tax and Social Contribution	222,893	242,434	-	-
Others	9,128,736	9,190,052	9,012,459	9,024,064
Provision for Tax, Social Security, Labor and Civil Risks	386,812	438,086	347,429	396,826
Other Provisions	978,326	982,220	1,818,537	2,094,857
Shareholders' Equity	8,171,197	8,402,621	7,786,240	8,008,266
Capital	4,540,000	4,540,000	4,540,000	4,540,000
Capital Reserve	30	30	30	30
Earnings Reserves	3,130,543	3,130,543	3,130,543	3,130,543
Retained Earnings	27,326	521,795	27,326	521,795
Other Comprehensive Income	88,341	(184,102)	88,341	(184,102)
Non-Controlling Shareholders' Interests	384,957	394,355	-	-
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	52,712,029	54,216,745	46,709,581	47,499,050

15

CASH FLOW STATEMENT
CONSOLIDATED – Corporate Law – In Thousand of R$
	2Q12	1Q13	2Q13
Cash Flow from Operating Activities	124,642	(215,773)	1,008,606
Net income/(loss) for the period	(1,048,441)	16,316	501,886
Foreign exchange and monetary variations, net	457,244	(135,767)	1,031,789
Provision for financial expenses	571,480	479,972	532,336
Depreciation, exhaustion and amortization	263,831	294,273	285,216
Write-off of permanent assets	2,429	1,832	24,003
Equity Result	(372,096)	(16,695)	(282,585)
Impairment of available for sale securities	2,022,793	-	5,002
Result from derivative financial instruments	(29,285)	(5,870)	14,802
Deferred income taxes and social contribution	(769,989)	(219,813)	(247,887)
Provisions	119,536	61,813	(10,371)
Working Capital	(1,092,860)	(691,834)	(845,585)
Accounts Receivable	(58,288)	101,032	(230,737)
Inventory	(136,850)	(114,993)	17,536
Receivables from related parties	(16,453)	89,316	(93,815)
Suppliers	65,022	(224,050)	(87,289)
Taxes and Contributions	(152,662)	(56,398)	(78,291)
Interest Expenses	(684,339)	(512,365)	(588,811)
Judicial Deposits	(21,810)	7,624	25,820
Dividend received from common related parties	-	-	240,000
Others	(87,480)	18,000	(49,998)
Cash Flow from Investment Activities	(501,392)	(233,055)	(486,486)
Derivatives	148,877	207,417	65,398
Investments	(80,876)	-	-
Fixed Assets/Intangible	(590,940)	(440,472)	(522,849)
Financial Investments	21,547	-	(29,035)
Cash Flow from Financing Companies	(1,361,477)	(49,453)	211,670
Issuances	177,345	349,329	876,493
Amortizations	(395,362)	(104,264)	(273,802)
Dividends/Interest on equity	(1,199,654)	(299,942)	(391,021)
Payment of Capital - Non-Controlling Shareholders	56,194	5,424	-
Foreign Exchange Variation on Cash and Cash Equivalents	773,693	(61,401)	206,941
Free Cash Flow	(964,534)	(559,682)	940,731

16

SALES VOLUME AND NET REVENUE PER UNIT (STEEL)

CONSOLIDATED
SALES VOLUME (thousand tonnes)
	2Q12	1Q13	2Q13
DOMESTIC MARKET	1,040	1,188	1,217
Slabs	-	5	2
Hot Rolled	483	552	552
Cold Rolled	186	211	216
Galvanized	260	303	327
Tin Plate	111	117	120
FOREIGN MARKET	372	362	370
Slabs	-	-	-
Hot Rolled	5	12	3
Cold Rolled	14	16	17
Galvanized	103	115	116
Tin Plate	40	30	42
Steel Profiles	210	189	192
TOTAL MARKET	1,412	1,550	1,587
Slabs	-	5	2
Hot Rolled	488	563	555
Cold Rolled	200	228	233
Galvanized	363	418	443
Tin Plate	151	147	162
Steel Profiles	210	189	192

PARENT COMPANY
SALES VOLUME (thousand tonnes)
	2Q12	1Q13	2Q13
DOMESTIC MARKET	1,048	1,203	1,225
Slabs	-	5	2
Hot Rolled	491	559	554
Cold Rolled	186	209	217
Galvanized	264	308	330
Tin Plate	107	122	122
FOREIGN MARKET	46	35	46
Slabs	-	-	-
Hot Rolled	1	-	-
Cold Rolled	-	-	-
Galvanized	5	4	4
Tin Plate	40	30	42
TOTAL MARKET	1,094	1,238	1,272
Slabs	-	5	2
Hot Rolled	492	559	554
Cold Rolled	186	209	217
Galvanized	269	312	334
Tin Plate	147	152	164

CONSOLIDATED NET REVENUE PER UNIT (R$/ton)
	2Q12	1Q13	2Q13
TOTAL MARKET	1,814	1,867	1,944

17

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 7, 2013

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Investor Relations Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.